UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Shell Announces Pause in Alaska Drilling Programme
THE HAGUE, February 27, 2013/PRNewswire-FirstCall/ --
Royal Dutch Shell plc ("Shell") today announced it will pause its exploration drilling activity for 2013 in Alaska's Beaufort and Chukchi Seas to prepare equipment and plans for a resumption of activity at a later stage.
"We've made progress in Alaska, but this is a long-term programme that we are pursuing in a safe and measured way," said Marvin Odum, Director, Upstream
Americas. "Our decision to pause in 2013 will give us time to ensure the readiness of all our equipment and people following the drilling season in
2012."
Alaska holds important energy resources. At the same time, securing access to those resources requires special expertise, technology and an in depth understanding of the environmental and societal sensitivities unique to the region. Shell is one of the leaders in an industry move into offshore Arctic exploration. The company continues to use its extensive experience in Arctic and sub-Arctic environments to prepare for safe activities in Alaska.
Alaska remains an area with high potential for Shell over the long term, and the company is committed to drill there again in the future. If exploration proves successful, resources there would take years to develop.
Shell completed top-hole drilling on two wells in 2012 in the Beaufort and
Chukchi Seas, marking the industry's return to offshore drilling in the Alaskan
Arctic after more than a decade. This drilling was completed safely, with no serious injuries or environmental impact. After the drilling season ended, however, one of Shell's drilling rigs, the Kulluk, was damaged in a maritime incident related to strong weather conditions. The Kulluk and the second drilling rig, the Noble Discoverer, will be towed to locations in Asia for maintenance and repairs.
"Shell remains committed to building an Arctic exploration program that provides confidence to stakeholders and regulators, and meets the high standards the company applies to its operations around the world," said Odum. "We continue to believe that a measured and responsible pace, especially in the exploration phase, fits best in this remote area."
Notes for Editors
Royal Dutch Shell plc ("Shell") is a leading oil and gas exploration player, with upstream activities in over 50 countries world-wide. Exploration and deals in conventional basins and resources plays added 12 billion barrels of oil equivalent (boe) resources for Shell in 2010-2012.
Shell has ambitious exploration plans worldwide. Exploration drilling activity will step up in 2013-14. Shell expects to drill over 40 high-potential wells in
18 conventional basins, and test 10 key resources plays for tight gas and liquids-rich shales. Plans for 2013 call for a $7 billion exploration and appraisal programme spanning both early production opportunities and longer-term development plays.
Cautionary note
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this announcement "Shell", "Shell Group"
and "Royal Dutch Shell" are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words "we", "us" and "our" are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.
"Subsidiaries", "Shell subsidiaries" and "Shell companies" as used in this announcement refer to companies in which Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as "associated companies" or
"associates" and companies in which Shell has joint control are referred to as
"jointly controlled entities". In this announcement, associates and jointly controlled entities are also referred to as "equity-accounted investments". The term "Shell interest" is used for convenience to indicate the direct and/or indirect (for example, through our 23 per cent shareholding in Woodside
Petroleum Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.
This announcement contains forward looking statements concerning the financial condition, results of operations and businesses of Shell and the Shell Group.
All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell and the Shell Group to market risks and statements expressing management's expectations, beliefs, estimates, forecasts, projections and assumptions. These forward looking statements are identified by their use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "goals", "intend",
"may", "objectives", "outlook", "plan", "probably", "project", "risks", "seek",
"should", "target", "will" and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and the Shell Group and could cause those results to differ materially from those expressed in the forward looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell's products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward looking statements. Additional factors that may affect future results are contained in Shell's 20-F for the year ended 31 December 2011
(available at http://www.shell.com/investor and http://www.sec.gov). These factors also should be considered by the reader. Each forward looking statement speaks only as of the date of this announcement, 27 February 2013. Neither Shell nor any of its subsidiaries nor the Shell Group undertake any obligation to publicly update or revise any forward looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward looking statements contained in this announcement.
Enquiries:
Shell Media Relations:
International, +44-207-934-5550
Americas, +1-713-241-4544
Shell Investor Relations:
International, +31-70-377-4540
North America, +1-713-241-1042
Source: Royal Dutch Shell plc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 4 March 2013	By:	/s/ M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary